[Letterhead of K-Sea Transportation Partners L.P.]

                                                                               March 14, 2006

Ms. Linda Cvrkel
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F. Street NE
Washington DC  20549

Re: K-Sea Transportation Partners, L.P.
       Annual Report on Form 10-K for the fiscal year ended June 30, 2006

Dear Ms. Cvrkel:

This letter responds to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 1, 2007 regarding the Annual Report on Form 10-K of K-Sea Transportation Partners L.P., a Delaware limited partnership (the “Form 10-K”).  For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold text.  Any references to page numbers in our response correspond to pages in the Form 10-K.

As requested in the Staff’s letter, we hereby acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements, page F-9
Note 8.  Commitments and Contingencies, page F-21

1. Please tell us to what extent your protection and indemnity insurance companies have accepted responsibility for pollution related costs, including clean-up costs and environmental damages in connection with the November 2005 capsizing of one of your tank barges.  As part of your response, you should include the estimated amount of such costs, any deductibles you have with regard to these policies and a further update of the progress of clean-up to date.  We note no further information regarding this spill in your subsequent Forms 10-Q despite it being over a year since the incident occurred.  Please refer to SAB Topic 5:Y, Question 2 and revise future filings accordingly.

Response:  Our protection and indemnity insurance provider, West of England Ship Owners Insurance Services Ltd. (“West of England”), responded to all pollution-related costs and environmental damages resulting from the November 2005 barge incident.  Our coverage for pollution incidents is $1 billion per incident, with a $50,000 deductible.

In January 2006, submerged oil recovery operations were suspended and a monitoring program, which sought to determine if any recoverable oil could be found on the ocean floor, was begun.  In February 2007, the Coast Guard agreed to end the cleanup and response phase, including the obligation of K-Sea to conduct any further monitoring of the area around the spill site.

The West of England and our other insurers, including hull and cargo interests, have paid approximately $65 million in costs incurred to date, less $60,000 in total deductibles.  We are not aware of any further recovery, cleanup or other costs.  If any such costs are incurred we expect them to be paid by our insurers.

In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, we propose to conclude our reporting on this issue by summarizing the final details of the incident including the costs incurred and the insurance response, and further stating that our response effort is complete, no estimable costs remain to be incurred, and that the only open matters relate to the financial recovery efforts of our insurers.

Sincerely yours,

/s/ John J. Nicola

John J. Nicola
Chief Financial Officer

cc:
Heather Clark, Division of Corporation Finance
Sean T. Wheeler, Baker Botts LLP
Mary Beth Backof, PricewaterhouseCoopers LLP